June 10, 2005
Michael Moran, Esq.
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:	UnitedAuto Group, Inc.
File No. 1-12297
Form 10-K for the year ended December 31, 2004

Dear Mr. Moran:

Following is a response to each of the comments raised in your May 20, 2005 letter to James Davidson, Chief Financial Officer of United Auto Group, Inc. (the “Company”). For ease of review, we have reproduced your original comments.

General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

The Company addresses each of the staff’s comments as outlined below.

Critical Accounting Policies, page 21

2.	We note your disclosure regarding your intangible assets, specifically your analysis of franchise value. In this regard, please explain what analysis you performed with respect to customer relationships. What consideration was given to customer lists maintained with respect to advertising, which have intrinsic value? Compare and contrast these potential repeat customers to your goodwill impairment testing when projecting future cash flows. We may have further comment.

When the Company acquires a retail automotive dealership, it evaluates a variety of factors including the franchise being acquired, its location, local market demographics, the manufacturers’ estimate of market potential, and the dealership’s historical earnings profile. The identity of individual customers is never a consideration in the Company’s acquisition decision, nor is it a factor in the negotiation of the purchase price for the dealership. This is due in part to the nature of the retail automobile business, including the fact that the identity of a substantial portion of any dealership’s customers is available from the manufacturer and the fact that the customers have no contractual relationship with the dealership that would require them to have a continuing relationship with the dealership. As a result, the Company does not believe that customer lists obtained in connection with the acquisition of a retail automotive dealership have intrinsic value that is separable from the acquired franchise.

The Company believes the retail automobile business is highly competitive, with most customers shopping based upon brand and price. The vast majority of the Company’s dealerships are located in large metropolitan areas, which generally include multiple franchises for each individual brand. Consequently, consumers have a wide variety of choices when shopping for an automobile. Consumers can easily comparison shop within and among brands, and generally make their purchase based upon the price of their desired vehicle.

One of the keys to operating a successful dealership is to maintain a sufficient level of customer traffic. Manufacturers create product awareness and demand through national and regional advertising campaigns. Our dealerships create customer traffic through general advertising in mass media. Very little of our advertising expenditure is directed towards individual customers.

With respect to the projection of cash flows in connection with our goodwill impairment testing, the Company does not specifically consider repeat versus new customer revenues. Such cash flows are based upon historical and budgeted results adjusted by modest overall growth assumptions.

3.	Consider disclosing sensitivities associated with your goodwill impairment testing. For example, if interest rates were to materially increase, sales could be negativity impacted, which would likely impact the value of your goodwill.

The Company will expand its disclosure relating to goodwill impairment testing in future filings to include language consistent with the following:

The fair value of our reporting units is determined using a discounted cash flow approach which includes assumptions regarding revenue and profitability growth, residual values and the cost of capital. If future events and circumstances cause significant changes in the underlying assumptions which result in a reduction of our estimates of fair value, the Company may incur an impairment charge.

Overview Page 20

4.	Please advise and revise filings to disclose how you are accounting for the promotional activities with respect to Sirius Satellite Radio and the impact on the financial statements. Address the 20 million warrants to purchase Sirius Satellite Radio common stock.

Pursuant to the terms of our arrangement with Sirius Satellite Radio, the Company’s domestic dealerships endeavor to order a significant percentage of eligible vehicles with a factory installed Sirius radio. The Company and Sirius have also agreed to jointly market the Sirius service under a best efforts arrangement. The Company’s costs relating to such marketing initiatives are expensed as incurred. As compensation for its efforts, the Company received warrants to purchase Sirius common stock that vest ratably on an annual basis over a five-year period. The vesting of these warrants may accelerate based on the Company attaining specified subscription targets. The Company also received additional warrants which vest upon the Company achieving specified volume targets pertaining to specified brands.

The Company accounts for the warrants in accordance with EITF 00-8, pursuant to which Company measures the fair value of the warrants on the date of our performance commitment, which the Company has determined to be the date the warrants vest as there are no significant disincentives for non-performance. Since the Company can reasonably estimate the number of warrants that will vest pursuant to the ratable vesting schedule, the estimated fair value (based on current fair value) of those warrants is being recognized ratably during each annual vesting period. Since the Company cannot reasonably estimate the number of warrants that will vest subject to the specified volume targets, the fair value of those warrants is being recognized upon vesting.

The Company will revise future filings to add disclosures consistent with the language above.

Results of Operations, page 23

5.	In future filings, please add a footnote to your tables explaining how you determine “same store.”

In future filings we will add disclosure to explain that same store comparisons are made only when the results of the acquired entity have been consolidated during the entirety of the periods being compared. As an example, if a dealership was acquired on January 15, 2003, the results of the acquired entity would be included in quarterly same store comparisons beginning with the second quarter of 2004 and in annual same store comparisons beginning with 2005.

Liquidity and Capital Resources, page 29

6.	Please disclose the significant covenants of your credit facilities and the indenture governing your senior subordinated notes. Please also disclose the effects of noncompliance with covenants. In addition please discuss the extent of headroom in the financial covenants of your credit facilities and the likelihood of your compliance for the foreseeable future.

We will expand our disclosure in future filings to include the significant covenants relating to each debt instrument, the effects of non-compliance with such covenants, and to provide managements’ assessment of then current facility headroom and the likelihood of our compliance with financial covenants for the foreseeable future, where appropriate.

Contractual Payment Obligations, page 31

7.	Please include scheduled interest payments in your table of contractual obligations. Estimates of future variable rate interest payments may be included or excluded provided you include appropriate disclosure in a footnote to the table. Refer to Item 303(A)(5) of Regulation S-K

We will include scheduled interest payments in the table of contractual obligations in future filings. If the Company elects to exclude variable rate interest payments from the table, it will make appropriate disclosure in a footnote to the table.

Related Party Transactions — Other Transactions, page 32

8.	Please advise and prospectively disclose the amount of gain, or loss, associated with sales of real property which you lease back from related parties.

The Company advises the staff that it is infrequent that we have a gain or loss on a sale and leaseback to a related party. In the case of land sales, we generally sell and lease back the property concurrent with our purchase of the property. In the case of buildings and leasehold improvements, we generally sell the assets at our cost following construction. During the three years ended December 31, 2004, we had three such transactions that resulted in gains, each of which was immaterial and was deferred at the time of sale and is being recognized over the life of the related lease.

We will disclose the amount of material gains or losses associated with future sales of real property to related parties in future filings.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 36

9.	We note that you purchase vehicles from foreign manufacturers. If significant, please disclose any exchange rate changes subsequent to year-end and its effects on unsettled balances related to foreign currency transactions. Please refer to paragraph 32 of SFAS No. 52.

All of our subsidiaries, including our U.S. subsidiaries, purchase virtually all of their inventories in the subsidiaries’ functional currency. Changes in exchange rates subsequent to year-end and the related effects on unsettled balances related to foreign currency transactions were not significant.

Furthermore, please explain to us your procurement process with respect to new foreign vehicle purchases. In this regard, explain if your US dealerships are purchasing these foreign vehicles from a US functional distribution center, or if they are purchasing these foreign vehicles in foreign currencies directly from the manufacturer. If purchases are made in foreign currencies, advise us of what consideration was given to disclosing all relevant impacts associated with such purchases in your results of operations. For example, discuss impacts on margins associated with a declining dollar, which increases your purchase price, and related inventory values, and costs of good sold.

Our U.S. subsidiaries purchase all of their inventories in U.S. dollars. Our foreign subsidiaries purchase virtually all of their inventories in the subsidiaries’ functional currency. As a result, we do not have significant foreign currency exposures in connection with the procurement of inventory.

Finally, please enhance your market risk disclosure to discuss changes in the US dollar. For example, provide an overview of what happens to your business when the dollar declines relative to foreign currencies, such as impacts to revenue, and your margins.

We do not believe that changes in the U.S. dollar versus the functional currencies of our foreign operating subsidiaries (primarily the British Pound and the Euro) have any meaningful impact on the fundamentals of the operation of our business. Such changes have an impact on our reported revenues, but would not materially affect our operating margins. We will add disclosure in future filings to describe the effect of a 100 basis point change in average exchange rates versus the U.S. dollar on our annual revenues.

Consolidated Statements of Income, page F-9

10.	Please explain to us what comprises Other Income of $11,469 for the year ended December 31, 2004. In this regard, we note it relates to a gain on the sale of an investment from your cash flow statement.

Other income of $11,469 relates solely to gains arising in connection with the sale of our investment in Universal Technical Institute (“UTI”). Our investment in UTI was accounted for as being available for sale pursuant to SFAS No. 115. The shares were sold in the 2nd and 3rd quarters of 2004. This gain is included within Other Income pursuant to Rule 503 (B)(7) of Regulation S-X.

Consolidated Statements of Cash Flows, page F-6

11.	Prospectively, report the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. See paragraph 25 of SFAS No. 95.

We will report the effect of material exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period in future filings.

Note 1. Summary of Significant Accounting Policies

Intangible Assets, page F-14

12.	Please explain why your changes in goodwill and franchise value do not reflect any impairment associated with sales of discontinued operations. In this regard, we note that you test for impairment at the reporting unit level, although, this should not preclude you from testing goodwill associated with a disposal unit, or individual dealership, when you classify the dealership’s assets as held for sale. See paragraph 39 of SFAS No. 142. We may have further comment.

The disposal by us of a franchise typically meets the definition of a business as defined in EITF 98-3. As such, goodwill associated with that business is included in the carrying amount of the business in determining the gain or loss on disposal. The amount of goodwill included in that carrying amount is based on the relative fair value of the business being disposed of to the portion of the reporting unit being retained, in accordance with SFAS No. 142. Virtually all the dealerships we have disposed of during the last several years represent components of an entity for which the operations and cash flows were eliminated from the ongoing operations of the Company. As such, these dispositions qualify for discontinued operations treatment and have been reported in the Company’s financial statements pursuant to SFAS No. 144. At the time a dealership is designated as held for sale, its carrying amount, including goodwill and franchise value, is compared to its estimated fair value less cost to sell. If the estimated fair value is less than the carrying amount, a loss would be recorded at that time. The January 1, 2004 goodwill and franchise value amounts in footnote 1 on page F-14 have been restated to reflect discontinued dealerships as assets held for sale as of January 1, 2004.

Investments page F-14

13.	Please explain to us in detail your equity method investments, including the dollar amount of the investments. Also tell us the percentage amount of your voting interest where it is different than the percentage ownership interest reflected in Note 11. For each entity where your ownership interest is 50% or more, please explain to us the specific factors relied upon in concluding that the equity method was the appropriate accounting. We may have further comment.

Following is a summary of the Company’s investments accounted for using the equity method:

		12/31/04		12/31/04
	Ownership	Voting		Investment (in
Location	Interest	Interest	Accounting Treatment	thousands)

Munich, Germany	50.00%	50.00%	Equity method	$505
Frankfurt, Germany	50.00%	50.00%	Equity method	$8,556
Mexico	48.70%	48.70%	Equity method	$2,020
Mexico	45.00%	45.00%	Equity method	$1,285
Tulsa	50.00%	50.00%	Equity method	$14,222

The Company exercises significant influence over operating and financial policies in each of these ventures through representation on the boards of directors and participation in management and policy-making decisions. The balance of ownership in all cases is with an individual or a closely held group that also exercises significant influence or control over operating and financial policies of the venture through representation on the boards of directors and participation in management and policy making decisions. Based on these facts, the Company has determined that the equity method is the appropriate accounting.

14.	Please explain why you have not provided the summarized financial information required by APB 18. Furthermore, in future filings disclose the amount of undistributed earnings as a reconciling item on your consolidated statements of cash flows.

In accordance with APB No. 18, the Company has determined that its equity investments, individually and in the aggregate, are not material in relation to the financial position or results of operations of the Company. As a result, summarized information of the investees has not been provided.

The Company will disclose the amount of undistributed earnings as a reconciling item on our consolidated statements of cash flows in future filings.

15.	We note from your MD&A discussion on page 32 and Note 10 that you have entered into an agreement to jointly acquire and manage dealerships whereby you are required to repurchase your partner’s interest after 5 years. For each party to the agreement, please advise us of the amount of contributions to the joint venture, the rights and obligations of each party, and each party’s respective financial and voting interest. Further, advise us of your accounting for the joint venture.

As of December 31, 2004, there was one venture of this nature. In connection with that acquisition, the Company contributed $3.9 million for a 75% equity and voting interest and our partner contributed $1.3 million for a 25% equity and voting interest. The Company is responsible for managing the dealership, subject to an operating agreement with our partner pursuant to which our partner is entitled to 30% of the dealerships’ profit.

The Company has accounted for this venture in accordance with SFAS No. 150, pursuant to which the Company consolidates the financial statements of the dealership and has recorded a liability equal to the discounted estimate of the obligation to repurchase our partner’s equity interest. The profits to which our partner is entitled and the accretion of the discount relating to the repurchase obligation have been classified as interest expense in the Company’s consolidated financial statements. Any change in the estimated repurchase obligation is reflected in earnings at the time the estimate changes.

Note 2. Acquisitions, page F-12

16.	Please explain to us, and prospectively disclose, if any of your recorded goodwill is deductible for tax purposes. If so, then please explain why you have not established deferred taxes related to your goodwill.

A portion of our goodwill is tax deductible. In future filings we will disclose the amount of our recorded goodwill that is tax deductible. The Company has established deferred tax liabilities related to the temporary differences arising from our deductible goodwill. The liability is included within the line item captioned “depreciation and amortization” in footnote 14 on page F-28 of the Filing.

Note 4. Discontinued Operations, page F-19

17.	Please tell us and disclose the factors you consider in reaching your determination that the operations and cash flows of franchises reported in discontinued operations have been or will be eliminated from your on-going operations as a result of the dispositions. In doing so, please specifically discuss the likelihood of the migration of customers of the franchises sold and held for sale to similar franchises that you own in the same geographic markets.

The Company considers dispositions as discontinued operations when it is evident that the operations and cash flows of a franchise being disposed will be eliminated from our on-going operations and that the Company will not have any significant continuing involvement in its operations. When we dispose of franchises, we typically do not have continuing brand representation in that market. In reaching our determination as to whether the cash flows of a dealership will be eliminated from our ongoing operations, we consider whether it is likely that customers will migrate to similar franchises that we own in the same geographic market. Our consideration includes an evaluation of the brands we operate in the market and their proximity to the disposed dealership. If the franchise being disposed is located in a complex of our dealerships, we do not treat the disposition as a discontinued operation if we believe the cash flows generated by the disposed franchise will be replaced by expanded operations of the remaining franchises. We will disclose these considerations in future filings.

18.	Confirm to us that you have stopped depreciating your assets which have been classified as held for sale.

Due to the short period of time between assets being classified as held for sale and their ultimate disposition, we have historically continued to depreciate assets held for sale. The depreciation expense recorded has been de minimus. However, prospectively, we will discontinue all depreciation concurrent with classifying the assets as held for sale.

Note 6. Property and Equipment, page F-20

19.	Prospectively, disclose the amount of interest capitalized as part of buildings and equipment. See paragraph 21 of SFAS no. 34.

The Company will disclose the amount of interest capitalized in future filings.

Note-8. Long-term Debt, page F-21

20.	Please expand your disclosure to state the amount of retained earnings or net income restricted. See Rule 4-08(e)(3) of Regulation S-X.

Pursuant to Rule 4-08(e)(3) of Regulation S-X, the Company did not disclose restrictions which limit the payment of dividends due to the fact that the restricted net assets of consolidated and unconsolidated subsidiaries and the Company’s equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together do not exceed 25 percent of consolidated net assets as of December 31, 2004. Additionally, the dividend restriction under the terms of our UK credit agreement has lapsed.

Note 13. Stockholders’ Equity, page F-26

21.	Confirm to us that amounts recorded in accumulated other comprehensive income are net of deferred taxes.

All amounts recorded in accumulated other comprehensive income are net of deferred taxes, other than currency translation adjustment. As disclosed in footnote 14 on page F-28, the Company does not provide for federal income taxes related to the undistributed earnings of its international subsidiaries. Consequently, deferred tax has not been provided for the component of accumulated other comprehensive income arising from foreign currency translation.

22.	Disclose the amount of loss associated with your derivative financial instruments which is expected to be reclassified to income over the next twelve months.

We will disclose the amount of loss associated with our derivative financial instruments which is expected to be reclassified to income over the next twelve months in future filings.

Note .14. Income Taxes, page F-27

23.	Explain to us what consideration you gave to the disclosure requirements of FSP 109-2.

Since the Company does not intend to repatriate earnings under the provisions of the American Jobs Creation Act of 2004, it does not believe the disclosure requirements of FSP 109-2 apply.

Note 15. Segment Information, page F-28

24.	Explain to us how you concluded you only have one reportable segment. Provide to us your analysis with respect to the aggregation criteria contained within paragraph 17 of SFAS No. 131. We may have further comment. See also EITF 04-10.

The Company believes that aggregation of its operations into a single reportable segment is consistent with the objectives and basic principles of SFAS No. 131. The Company’s operations have similar economic characteristics, including similar working capital requirements, capital structures, historical sales trends and gross margins. The Company’s dealerships also offer similar products and services, have similar target markets and customers, and have similar distribution and marketing practices.

Following is the Company’s assessment of its compliance with the aggregation criteria of paragraph 17 of SFAS 131:

a.	The nature of products and services.

All dealerships retail and repair new and used vehicles, and sell insurance and extended service contracts. Additionally, the dealerships each have similar design characteristics including a showroom, a lot to display vehicles and a service and parts department.

b.	The nature of production processes.

Not applicable.

c.	The type or class or customer for their products and services.

The Company’s dealerships deliver similar products and services to a common customer group. The Company’s customers, generally, are individuals.

d.	The methods used to distribute their products or provide their services.

All products are sold in each dealership in a consistent manner to customers and each dealership utilizes similar marketing strategies.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities.

The nature of the regulatory environment is substantially the same in each of our markets.

Note 17. Condensed Consolidation Financial Information, page F-30

25.	Please explain why you have accounts receivable for United Auto Group of $34,404 for the year ended December 31, 2004, when you do not show any revenue for such period.

The $34,404 represents an intercompany receivable for interest and taxes that is pushed down to the subsidiaries for purposes of this presentation. The receivable is eliminated in consolidation.

In connection with the responses submitted herewith, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

James R. Davidson
Executive Vice President — Finance

Cc: Robert Kurnick